UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

WillScot Mobile Mini Holdings Corp.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

971375126

(CUSIP Number)

Christopher J. Miner

Senior Vice President, General Counsel & Secretary

Mobile Mini, Inc.

4646 E. Van Buren Street, Suite 400

Phoenix, Arizona 85008

(480) 894-6311

With a Copy to:

Phillip R. Mills

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 971375126

1.	Names of Reporting Persons. Mobile Mini, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

Introduction

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on March 11, 2020 (the “Original Schedule 13D”) and is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.0001 per share (“Issuer Common Stock”) of WillScot Mobile Mini Holdings Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4646 E. Van Buren Street, Suite 400, Phoenix, Arizona 85008. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Original Schedule 13D. This Amendment constitutes an exit filing of Mobile Mini, Inc. (“Mobile Mini” or the “Reporting Person”) in respect of the Issuer Common Stock previously reported as beneficially owned by the Reporting Person.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented by adding the following information:

As a result of the Merger, Mobile Mini is a wholly owned subsidiary of the Issuer. Schedule A to the Original Schedule 13D is hereby amended and restated in its entirety in the form attached hereto, which is incorporated by reference herein. During the last five years, neither the Reporting Person, nor, to the Reporting Person’s knowledge, any of the persons listed on Schedule A to this Amendment, has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following to the end thereof:

On July 1, 2020, the transactions contemplated by the Merger Agreement were consummated, including the Merger whereby Merger Sub merged with and into Mobile Mini, with Mobile Mini continuing as a wholly owned subsidiary of the Issuer. Pursuant to the terms of the Merger Agreement, each issued and outstanding share of Mobile Mini Common Stock was converted into the right to receive 2.4050 shares of Class A Common Stock, and cash in lieu of any fractional shares. Immediately following the Merger, WillScot Corporation changed its name to “WillScot Mobile Mini Holdings Corp.” and filed an amended and restated certificate of incorporation, which reclassified all outstanding shares of the Class A Common Stock and converted such shares into shares of Issuer Common Stock. Upon the Effective Time, the Voting Agreement and the associated proxy granted thereunder were terminated in accordance with the terms of the Voting Agreement.

As a result of the foregoing and as of the Effective Time, to the extent the terms of the Voting Agreement may have resulted in the Reporting Person being deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own shares of Issuer Common Stock, the Reporting Person no longer be deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own such shares of Issuer Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) To the extent the terms of the Voting Agreement may have resulted in the Reporting Person being deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own shares of Issuer Common Stock, the Reporting Person will, as a result of the consummation of the Merger and the termination of the Voting Agreement, no longer be deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own such shares of Issuer Common Stock.

(c) Except as set forth in this Amendment with reference to the Merger Agreement and the Voting Agreement and the transactions contemplated by those agreements, and except as previously reported by the Issuer, the Reporting Person or any of the persons set forth on Schedule A hereto, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the shares of Issuer Common Stock during the past 60 days.

(d) Except with reference to the Merger Agreement and the Voting Agreement and the transactions contemplated by those agreements, and except as set forth in this Amendment and the Original Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer previously reported on the Original Schedule 13D.

(e) As of July 1, 2020 and as a result of the consummation of the Merger and the termination of the Voting Agreement (and associated proxy granted thereunder), to the extent the terms of the Voting Agreement may have resulted in the Reporting Person being deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own shares of Issuer Common Stock, the Reporting Person ceased to beneficially own more than five percent of Issuer Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end thereof:

The information set forth in Item 4 of this Amendment is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of March 1, 2020, by and among WillScot Corporation, Picasso Merger Sub, Inc. and Mobile Mini, Inc. (filed as Exhibit 2.1 to Mobile Mini’s Current Report on Form 8-K filed with the SEC on March 5, 2020 and incorporated herein by reference).

2	Voting Agreement, dated as of March 1, 2020, by and among Mobile Mini, Inc., TDR Capital LLP, TDR Capital II Holdings L.P. and Sapphire Holding S.à.r.l. (filed as Exhibit 10.1 to Mobile Mini’s Current Report on Form 8-K filed with the SEC on March 5, 2020 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2020

MOBILE MINI, INC.

By:	/s/ Christopher J. Miner
Name:	Christopher J. Miner
Title:	Senior Vice President, General Counsel & Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following table sets forth certain information with respect to the directors and officers of Mobile Mini, Inc. The business address of each director and executive officer is c/o Mobile Mini, Inc., 4646 E. Van Buren Street, Suite 400, Phoenix, Arizona 85008.

Directors

Name	Present Principal Occupation or Employment	Citizenship

Timothy D. Boswell	Chief Financial Officer of WillScot Mobile Mini Holdings Corp.	United States

Christopher J. Miner	Senior Vice President, General Counsel & Secretary of WillScot Mobile Mini Holdings Corp.	United States

Bradley L. Soultz	Chief Executive Officer of WillScot Mobile Mini Holdings Corp.	United States

Executive Officers

Name	Present Principal Occupation or Employment	Citizenship

Christopher J. Miner	Senior Vice President, General Counsel & Secretary of WillScot Mobile Mini Holdings Corp.	United States

Kelly Williams	President & Chief Operating Officer of WillScot Mobile Mini Holdings Corp.	United States